09011923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 001-31946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOSPIRA
ASHLAND UNION 401(k) PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045

FINANCIAL STATEMENTS AND
AUDITOR'S REPORT
HOSPIRA ASHLAND UNION 401(k) PLAN AND TRUST
DECEMBER 31, 2008 AND 2007

CONTENTS

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

To the Participants, Plan Administrator, and Board of Review
Hospira Ashland Union 401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Hospira Ashland Union 401(k) Plan and Trust (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in notes A and B to the financial statements the Board of Review of Hospira, Inc, the Plan's Sponsor, voted on May 13, 2008 to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2007 financial statements to the liquidation basis used in presenting the 2008 statements.

Grant Thornton

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and the schedule of reportable transactions as of or for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 23, 2009

Hospira Ashland Union 401(k) Plan and Trust
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007
Assets		
Cash	$ 171	$ 318
Investments, at fair value (see note B)	39,943	2,445,426
Interest receivable	-	2
Net assets available for benefits at fair value	40,114	2,445,746
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(7)	(13,199)
NET ASSETS AVAILABLE FOR BENEFITS	$ 40,107	$2,432,547

The accompanying notes are an integral part of these statements.

Hospira Ashland Union 401(k) Plan and Trust
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2008

Contributions	
Employer	$ 362
Participant	4,725
Total contributions	5,087
Investment income (loss)	
Net depreciation in fair value of investments	(113,605)
Interest and dividends	12,329
Net investment loss	(101,276)
Benefits paid to participants	2,295,472
Other expenses	779
NET DECREASE IN NET ASSETS	(2,392,440)
Net assets available for benefits	
Beginning of year	2,432,547
End of year	$ 40,107

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Hospira Ashland Union 401(k) Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, established effective September 1, 1996, is a defined contribution plan covering substantially all hourly factory employees under a collective bargaining agreement covering the Ashland, Ohio plant which was within the Hospital Products Division of Abbott Laboratories ("Abbott"), who have at least one month of service. On April 30, 2004, Abbott spun off its hospital products business into an independent corporation, Hospira, Inc. (the "Company" or "Hospira"). Abbott shareholders received one share of Company stock for every ten shares of Abbott stock they owned. The sponsorship of the Plan was transferred to the Company as part of the spin-off.

Participants who received Company stock through this distribution may continue to hold the stock in their account or transfer it to another Plan investment option. For those participant accounts that were invested in Abbott stock at the time of the sponsorship transfer, such amounts as directed by the participant may continue to be invested in Abbott stock or be redirected to the other investment options described below. No participant, however, may direct the investment of additional amounts into Abbott stock after the sponsorship transfer date. Additionally, as of December 1, 2005, Fiduciary Counselors Inc. was appointed as an independent fiduciary responsible for monitoring the suitability of both Abbott and Hospira stock under the Plan.

The Ashland, Ohio plant closed during 2007 and the Company terminated the Plan as of May 13, 2008. No further contributions may be made to the Plan after the termination date. See Note F.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Mercer Trust Company ("Mercer") serves as trustee of the Plan.

Contributions

Employees can contribute from 1% to 15% of their gross wages on a pretax basis. After-tax contributions from 1% to 12% of gross wages may be made only if a participant makes pretax contributions of at least 3% of straight-time compensation.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions - Continued

Employer contributions are made to participant accounts in an amount equal to 50% of each participant's pre-tax contributions; however, no match will be made on a participant's pretax contribution in excess of 3% of the participant's compensation. Company contributions are made in cash and used to purchase the Company's common stock.

Participant Accounts

Each participant's account is credited with participant contributions, employer matching contributions, and allocations of fund earnings or losses.

Vesting

Participants are immediately vested in all contributions made to their accounts.

Investment Options

Employer matching contributions must be invested in Company common stock. Participant contributions may be invested in any or all of the other investment options offered by the Plan, except for the Abbott common stock effective May 1, 2004.

Distributions

Distributions upon termination shall be in the form of a single lump-sum payment made as soon as administratively practicable after receipt of a distribution request from the participant. The Plan will distribute any balance of $5,000 or less to any participants who left the Company.

Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their account balances. Loan terms cannot exceed five years. The loans, which are limited to one per participant, are secured by the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through regular payroll deductions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the liquidation basis of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "*Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans*" (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust, KeyBank EB MaGIC 50 Fund. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Adoption of New Accounting Standard

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS 157) which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Effective January 1, 2008 the Plan adopted SFAS 157. In accordance with SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Adoption of SFAS 157 did not have a material impact on the Plan's financial statements.

SFAS No. 157 establishes a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under SFAS No. 157 are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Adoption of New Accounting Standard – Continued

asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1. Quoted prices for similar assets or liabilities in active markets.
2. Quoted prices for identical or similar assets or liabilities in inactive markets.
3. Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

Level 3 inputs are unobservable for the asset or liability (including the entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

In accordance with SFAS No. 157, Plan management uses the following methods and significant assumptions to estimate fair value of investments:

Mutual funds: Valued at the net asset value ("NAV") of shares held by the plan at year end, which is obtained from an active market.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

Collective trust: Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shared outstanding. The NAV's unit price is quoted on a private market that is not active.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation – Continued

The following table presents the Plan's investments by level within the fair value hierarchy as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 5,021	$ -	$ -	$ 5,021
Common stock	34,470	-	-	34,470
Collective trust	-	452	-	452
Total assets at fair value	$ 39,491	$ 452	$ -	$ 39,943

Investment Income

Net realized and unrealized appreciation/(depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All major administrative expenses of the Plan are paid by the Company at the Company's discretion.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2008 and 2007, are as follows:

	2008	2007
Abbott common stock*	$25,888	$827,124
Hospira common stock*	8,582	439,271
American Funds Growth Fund of America	3,349	383,239
American Funds Income Fund of America	n/a	250,056
Victory Diversified Stock Fund Class A	n/a	200,518
KeyBank EB MaGIC 50 Fund	n/a	258,410

*Includes some shares that are non-participant directed (see note D).

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$ (70,980)
Common stock	(43,964)
Collective funds	1,339
Net depreciation	$(113,605)

NOTE D - NON-PARTICIPANT-DIRECTED INVESTMENTS

The Hospira common stock fund and the Abbott common stock fund are investment options that contain both participant-directed and non-participant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Hospira common stock fund and the Abbott common stock fund is as follows:

	2008	2007
Net assets		
Abbott common stock	$25,888	$ 827,124
Hospira common stock	8,582	439,271
Cash	171	318
Accrued income	-	2
Net assets	$34,641	$1,266,715

	2008
Changes in net assets	
Employer contributions	$ 362
Participant contributions	2,194
Net appreciation/depreciation	(43,964)
Interest and dividends	6,847
Benefits paid to participants	(1,240,586)
Interfund transfers	43,584
Other expenses	(511)
	$(1,232,074)

NOTE E - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in common stock of the Company. During 2008, the Plan paid administrative fees to Mercer. These transactions qualify as party-in-interest transactions.

NOTE F - PLAN TERMINATION

As of May 13, 2008, the Company has terminated the Plan due to the Ashland plant closure. Participants remained fully vested in their accounts. As a result of the Plan termination, all participants are required to take a distribution of their funds. Participants were provided the options to rollover their account balances to an individual retirement account or to another eligible retirement plan, or to receive a cash distribution, in accordance with applicable laws. If a participant has not made an election within the specified period of time, the account balance will be paid out as a cash distribution to the participant.

NOTE G - TAX STATUS

The Internal Revenue Service has determined and informed Abbott, the prior Plan sponsor, by a letter dated April 23, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

On October 16, 2008, the Plan received notification from the Internal Revenue Service that the Plan's termination would not adversely affect its qualification for federal tax purposes.

NOTE H - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE I - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$40,107	$2,432,547
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	7	13,199
Net assets available for benefits per the Form 5500	$40,114	$2,445,746

The following is a reconciliation of net decrease per the statement of changes in net assets available for benefits for the year ended December 31, 2008, to the Form 5500:

Net decrease per the financial statements	$(2,392,440)
2007 adjustment from contract value to fair value for interest in collective trust relating to fully benefit responsive investment contracts	(13,199)
2008 adjustment from contract value to fair value for interest in collective trust relating to fully benefit responsive investment contracts	7
Net loss per the Form 5500	$(2,405,632)

Investments in collective trusts are required to be reported at fair value on the Form 5500.

NOTE J – SUBSEQUENT EVENT

During 2009, the plan distributed all remaining assets in accordance with the provisions of ERISA.

SUPPLEMENTAL SCHEDULES

Hospira Ashland Union 401(k) Plan and Trust
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

Identity of party involved/ description of asset	Cost (a)	Current value
Common stock		
Abbott Laboratories, common shares	$ 19,523	$ 25,888
*Hospira, Inc., common shares	11,769	8,582
Bank collective fund		
KeyBank EB MaGIC 50 Fund		452
Mutual funds		
Victory Diversified Stock Fund Class A		1,672
American Funds Growth Fund of America		3,349
Total		$ 39,943

*Represents a party-in-interest.

(a) Cost information omitted for investments that are fully participant directed.

Hospira Ashland Union 401(k) Plan and Trust
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2008

Identity of party involved/ description of asset	Purchase price	Sales: Cost of asset	Sales: Selling price (a)	Sales: Net gain (loss)
Hospira, Inc. common stock	$ 66,567	$ 414,855	$ 482,234	$ 67,379
Abbott Laboratories common stock	6,741	571,096	779,183	208,087

(a) Represents current value of asset at transaction date.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hospira Ashland Union 401(k) Plan and Trust
(Name of Plan)

Date: June 23, 2009

Gail Denham
Gail Denham,
Vice President, Rewards and International Operations

Index to Exhibit

EXHIBIT NUMBER	
23.1	Grant Thornton LLP Consent of Independent Registered Public Accounting Firm

Grant Thornton

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

We have issued our report dated June 23, 2009, with respect to the financial statements and supplemental schedules of Hospira Ashland Union 401(k) Plan and Trust on Form 11-K for the year ended December 31, 2008. We hereby consent to the incorporation by reference of said report in the Registration Statements of Hospira, Inc. on Form S-8 (File Numbers 333-120074 and 333-115058, effective October 29, 2004 and April 30, 2004, respectively).

Grant Thornton LLP

Chicago, Illinois
June 23, 2009